TABLE OF CONTENTS

SCHEDULE 14A
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
(Amendment No.   )

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement   ☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12.

First Citizens Banc Corp
(Name of Registrant as Specified in its Charter)

XXXXXXXXXXXXXXXXX
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

FIRST CITIZENS BANC CORP
SANDUSKY, OHIO

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

APRIL 17, 2001

TO THE SHAREHOLDERS:

Notice is hereby given that the annual meeting of the shareholders of First Citizens Banc Corp ("the Corporation") will be held at its main office, 100 East Water Street, Sandusky, Ohio, on Tuesday, April 17, 2001, at 2:00 p.m., E.D.T., for the purpose of considering and voting upon the following:

1.   To elect four (4) Class I directors to serve for terms of three (3) years or until their successors are elected and qualified.

2.   To consider and act upon any other matter which may properly be brought before the meeting or any adjournment thereof.

Only those shareholders of record at the close of business on March 2, 2001 will be entitled to notice of and to vote at the meeting.

Included with this notice are a Proxy Statement and proxy. It will be appreciated if you will date and sign the proxy and return it promptly in the enclosed envelope.

By Order of the Board of Directors

Donna J. Dalferro, Secretary
First Citizens Banc Corp

March 16, 2001

FIRST CITIZENS BANC CORP
100 East Water Street, P. O. Box 5016
Sandusky, Ohio 44870

PROXY STATEMENT

FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD APRIL 17, 2001

The enclosed proxy is being solicited by the Board of Directors of First Citizens Banc Corp (the "Corporation") for use at the annual meeting of shareholders of the Corporation to be held April 17 2001, at 2:00 p.m., E.D.T. (and at any adjournments thereof), at the main office of the Corporation, 100 East Water Street, Sandusky, Ohio. This Proxy Statement and the enclosed proxy are being sent to shareholders of the Corporation on March 16, 2001.

The proxy may be revoked by a shareholder at any time before it is exercised by sending a written notice of revocation to the Secretary, First Citizens Banc Corp, 100 East Water Street, P. O. Box 5016, Sandusky, Ohio 44870, or by revoking such proxy in open meeting. Solicitations of proxies may be made by personal interviews and telephone by Directors and officers of the Corporation. Brokerage houses and other custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of the stock held of record by such persons. Expenses for such solicitation will be borne by the Corporation.

The only class of stock of the Corporation presently outstanding is no par common stock. The total number of outstanding shares of common stock at the close of business on March 2, 2001, the record date for determination of the shareholders entitled to vote at the meeting, was 4,082,619. A majority of the outstanding capital stock represented in person or by proxy, shall constitute a quorum at the Annual Meeting.

Under the General Corporations Law of Ohio, each shareholder will have cumulative voting rights in the election of directors if any shareholder gives written notice to the President, Secretary or any Vice President of the Corporation (not less than forty-eight hours before the meeting if at least ten days notice of the meeting has been given) that the shareholder desires to cumulate votes in the election of directors. Cumulative voting allows the shareholder to multiply the number of shares that he or she may be entitled to vote by the total number of directors to be elected and to cast the entire number of such votes for one candidate or to distribute them among any two or more candidates. If a shareholder properly requests cumulative voting, the persons named in the accompanying proxy intend to vote the proxies they receive cumulatively allocating the votes as they deem best. For all other purposes each share is entitled to one vote.

At the meeting, the shareholders will (i) act upon a proposal to elect four (4) directors of the Corporation; (ii) consider and act upon the proposal to ratify the independent auditors for the calendar year 2001; and (iii) consider and act upon any other business that may be properly brought before the meeting or any adjournment thereof.

The four (4) nominees receiving the highest number of votes cast, including votes cast cumulatively, shall be elected Class I directors. Abstentions will be deemed to be present for the purpose of determining a quorum for the meeting, but will not be counted as voting for or against the issue to which it relates.

The results of votes taken at the Annual Meeting will be disclosed in the Corporation's Second Quarterly Report for 2001 on Form 10-Q, as filed with the Securities and Exchange Commission. The disclosure will include, for each proposal, the number of votes for, the number of votes against and the number of abstentions. In addition, the disclosure will set forth the number of votes received by each candidate running for a directorship and the percentage of their votes as to the total shares outstanding.

The Corporation's business is carried on primarily by its wholly-owned subsidiaries: The Citizens Banking Company, The Castalia Banking Company, The Farmers State Bank, SCC Resources, Inc., R. A. Reynolds Appraisal Service, Inc., Mr. Money Finance Company, First Citizens Title Agency, Inc., and First Citizens Insurance Agency, Inc. (collectively the "Subsidiaries").

2

PROPOSAL 1
ELECTION OF DIRECTORS

Information Concerning Directors and Nominees

The Code of Regulations of the Corporation provides that the number of Directors shall be not less than five (5) nor more than twenty-five (25), as from time to time shall be determined by Resolution of the Board of Directors of the Corporation. Pursuant to the Code of Regulations, the Board of Directors has determined that the number of Directors shall be thirteen (13). The Code of Regulations of the Corporation also provides that the Board of Directors shall be divided into three (3) classes, with the term of office (subsequent to the first term of office of each class) of one class expiring each year. The terms of the four (4) Class I directors expire on the date of the annual meeting in 2001.

The nominees named below are proposed to be elected to hold office for a term of three (3) years or until the election and qualification of their successors. The proxies solicited hereby, unless directed to the contrary therein, will vote for the nominees named below. All of the nominees have expressed their willingness to serve. The Board of Directors has no reason to believe that any nominee will be unavailable or unable to serve as a Director, but if for any reason any of these nominees should not be available or able to serve, the accompanying proxy will be voted by the persons acting under the proxy according to the best judgment of the persons named in the proxy. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" EACH OF THE NAMED NOMINEES TO THE CORPORATION'S BOARD OF DIRECTORS.

The following table lists the Directors of the Corporation, and named executive officers from the Summary Compensation table on page 10, their principal occupations or present positions with the Corporation or any of the Subsidiaries, the year they first became Directors of the Corporation, and their age and the number of shares of the Corporation's common stock beneficially owned by them, as of March 2, 2001:

Name and principal occupation or employment for the past five years; present membership on committees and Boards of Affiliate Companies.	Director Since	Age	Beneficial Ownership of shares	Approximate percentage of outstanding shares	Term of Office Expires
NOMINEES FOR THREE (3) YEAR TERM:					
John L. Bacon	1973	75	1,784	.04%	2001
Chairman Emeritus, Mack Iron Works Company (8)(9) (10)(12)(13)					
H. Lowell Hoffman, M.D.	1980	78	21,200	.52%	2001
Retired (5)(11)(12)(15)					
Lowell W. Leech	1975	74	24,280	.59%	2001
Chairman of the Board, Former President of Citizens Banking Company, Retired (6)(8)(11)(12)(13)					
David A. Voight	1989	58	6,637.15	.16%	2001
President, First Citizens Banc Corp President, Citizens Banking Company (12)(14)(15)(16)(17)					

3

Name and principal occupation or employment for the past five years; present membership on committees and Boards of Affiliate Companies.	Director Since	Age	Beneficial Ownership of shares	Approximate percentage of outstanding shares	Term of Office Expires
DIRECTORS CONTINUING IN OFFICE AND NAMED EXECUTIVE OFFICERS					
Robert L. Bordner	1998	64	14,888	.36%	2002
President, Herald Printing Company (14)					
Mary Lee Close	1983	85	98,562	2.41%	2002
Retired (4)(12)					
Blythe A. Friedley	1998	51	250,801	6.14%	2003
Owner, Friedley Insurance Company					
Director, Union Banking Company (7)(14)					
Richard B. Fuller	1960	79	9,300	.23%	2002
Retired (9)(10)(12)(17)					
Dean S. Lucal	1973	63	11,420	.28%	2003
Buckingham, Lucal, McGookey & Zeiher Co., L.P.A (1)(10)(11)(12)(14)(16)(17)					
W. Patrick Murray	1983	60	129,266	3.17%	2003
Murray & Murray Attorneys at Law(2)(12)(13)					
George L. Mylander	1965	68	363,083	8.89%	2002
Retired Educator & City Official, Chairman, Firelands Community Hospital (9)(11)(12)					
Paul H. Pheiffer	1968	75	87,778	2.15%	2003
Chairman, Sandusky Bay Investment Company, Ltd. (3)(9)(12)					
Richard O. Wagner	1968	87	12,800	.31%	2002
Retired (8)(9)(12)					
Arthur J. Pucci	2000	57	- 0 -	0%	2003
President, Mr. Money Finance Company (17)					
Directors and Executive Officers as a Group			1,031,799.15	25.27%	

4

(1)	2,304 shares owned directly by Dean S. Lucal; 9,116 shares owned jointly with spouse, Martha Jane Lucal.
(2)	30,000 shares owned directly by W. Patrick Murray self-directed IRA; 99,266 shares owned jointly by W. Patrick Murray with spouse, Louise Murray.
(3)	3,451 shares held directly by Paul H. Pheiffer; 22,419 shares held in revocable Trust for Paul H. Pheiffer and spouse, Catharine J. Pheiffer; 61,908 shares held by Catharine J. Pheiffer, Trustee, for J. Richard Dorn Trust.
(4)	96,240 shares owned directly by Mary Lee G. Close; and 2,322 shares owned by son, David A. Close.
(5)	11,292 shares owned directly by Harry L. Hoffman Trust; 800 shares owned directly by H. Lowell Hoffman; 100 shares owned directly by spouse, Helen A. Hoffman; and 9,008 shares held by National City Investments for the benefit of H. Lowell Hoffman, IRA.
(6)	10,800 shares owned directly by Lowell W. Leech Trust; 10,800 shares owned directly by spouse, Betty J. Leech Trust; 800 shares held by Lowell W. Leech self-directed IRA; and 1,880 shares held by Betty J. Leech self-directed IRA.
(7)	26,280 shares owned directly by Blythe A. Friedley; 18,276 shares in the Arlene Friedley Trust, 163,732 shares in the R. W. Friedley Trust; and 14,171 shares each for Ms. Friedley"s three sons Scott McDougal, Keith McDougal, and Todd McDougal.
(8)	Member of Asset-Liability Committee.
(9)	Member of Nominating Committee.
(10)	Member of Risk Management (Audit) Committee.
(11)	Member of Compensation, Benefits and Liability Committee.
(12)	Member of Board of Directors Citizens Banking Company
(13)	Member of Board of Directors Castalia Banking Company
(14)	Member of Board of Directors Farmers State Bank
(15)	Member of Board of Directors SCC Resources, Inc.
(16)	Member of Board of Directors Reynolds Appraisal Service, Inc.
(17)	Member of Board of Directors Mr. Money Finance Company

Boards and Committees

It is the policy of the Corporation that its Directors also serve as directors of certain of its Subsidiaries. The Board of the Corporation met seven (7) times in 2000; the Board of The Citizens Banking Company met twelve (12) times in 2000; the Board of The Castalia Banking Company met twelve (12) times in 2000; the Board of The Farmers State Bank met fifteen (15) times in 2000; the Board of SCC Resources, Inc. met three (3) times in 2000; the Board of R. A. Reynolds Appraisal Service, Inc. met one (1) time in 2000, and the Board of Mr. Money Finance Company met seven (7) times in 2000. All Directors of the Corporation and its Subsidiaries attended more than 75% of the total number of meetings of each of the respective Boards of Directors and committee meetings.

The Board of the Corporation has the following standing committees: Asset-Liability Committee; Nominating Committee; Risk Management (Audit) Committee, and Compensation, Benefits and Liability Committee. Board membership on each of these committees is indicated by footnote on Page 5. Those members indicated as serving on the Risk Management (Audit) Committee are each "independent" under the listing standards of the NASD. The Asset-Liability Committee met four (4) times in 2000; the Nominating Committee met four (4) times in 2000; the Risk Management (Audit) Committee met three (3) times in 2000; and the Compensation, Benefits, and Liability Committee met three (3) times in 2000. The Asset-Liability Committee establishes and monitors the volume and mix of the subsidiary banks' assets and funding sources in an effort to assist in managing and maintaining the subsidiary banks' profits. The Nominating Committee recommends to the Corporation's Board of Directors the names of those persons to be proposed for election as Directors of the Corporation at its Annual Meeting. Any shareholder recommendations to be considered by the Nominating Committee should be sent in writing to the Secretary, according to the procedures set forth in the Code of Regulations. The Risk Management (Audit) Committee receives and reviews on a regular basis the internal audits of the Corporation and its Subsidiaries, and reviews the drafts of the Corporation's financial statements received by its independent auditors. The Risk Management (Audit) Committee has adopted a written charter, a copy of which is attached to this Proxy Statement as Appendix A. The Compensation, Benefits and Liability Committee recommends annual budgetary levels for employee compensation and benefits; reviews, and establishes the policies for, all benefit programs for the Corporation and its

Subsidiaries; reviews and recommends the affirmative action program for the Corporation and its Subsidiaries; and reviews, and makes recommendations for, all insurance programs for the Corporation and its Subsidiaries.

Compensation of Directors

During 2000, the Directors of the Corporation and each of its Subsidiaries received a Director's fee at the rate of $450.00 per Board of Directors meeting attended, excepting that the Directors of the Corporation received Directors' fees at the rate of $100.00 per Board of Directors meeting attended when such meeting immediately followed or preceded a meeting of the Board of Directors of The Citizens Banking Company. During 2000, the Directors of the Corporation received $240.00 per committee meeting attended. Directors who are also officers of the Corporation and/or the Subsidiaries do not receive compensation as director or for attendance at any committee meetings.

The Corporation and each of its Subsidiaries have adopted a non-qualified Deferred Compensation Plan for each non-employee director. Pursuant to each such plan, a director of the respective corporation may defer any or all of the director's fees or committee fees earned by such director during a particular calendar year. During 2000, one director, Dean S. Lucal, elected to defer a portion of his directors' fees and committee fees earned as director of First Citizens Banc Corp. During 2000, three directors, Dean S. Lucal, Blythe A. Friedley, and Ronald E. Dentinger, of First Citizens Banc Corp's affiliate companies elected to defer a portion of their directors' fees and committee fees.

Transactions with Directors, Officers and Associates

The Subsidiaries of the Corporation that are banks have had and expect to have banking transactions in the ordinary course of business with directors, officers and principal shareholders of the Corporation, and associates of such persons, on substantially the same terms, including interest rates and collaterals, as those prevailing at the same time for comparable transactions with other persons and that do not involve more than normal risk of collectibility or present other unfavorable features. The Corporation and the banking Subsidiaries also have had and expect to have transactions in the ordinary course of business with their directors, officers, principal shareholders, and their associates, on the same terms as those prevailing at the same time for comparable transactions with others. All such loans presently outstanding to directors and executive officers, including their immediate families and companies in which they are executive officers, are performing loans.

The Corporation, together with its subsidiaries, has retained the law firm of Buckingham, Lucal, McGookey & Zeiher, L.P.A. as legal counsel for the past several years. During the calendar year 2000, the Corporation, together with its Subsidiaries, paid Buckingham, Lucal, McGookey & Zeiher, L.P.A. the sum of $99,665.97. It is anticipated that this relationship will continue during the coming year. Dean S. Lucal is a Director of the Corporation and certain of its Subsidiaries, and is associated with Buckingham, Lucal, McGookey & Zeiher, L.P.A.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the provisions of the securities laws of the United States, the Corporation's Directors, executive officers and any persons holding more than ten per cent (10%) of the Corporation's stock are required to report their initial ownership of the Corporation's common stock and any subsequent changes in their ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and the Corporation is required to disclose, in this Proxy Statement, any failure to file by these dates during 2000. All of these filing requirements were satisfied, other than the late filings for one transaction on Form 4 reporting for First Citizens Banc Corp Director, Richard B. Fuller and one transaction on Form 4 reporting for First Citizens Banc Corp officer, Charles C. Riesterer. Such information was filed with the Director's Form 5 filing to the Securities and Exchange Commission subsequent to January 1, 2001. In making these disclosures, the Corporation has relied solely on written representations of its Directors and executive officers and copies of the reports that they have filed with the Securities and Exchange Commission.

Auditors

During 2000, the Company engaged Crowe, Chizek and Company LLP to provide audit services for the Company and its subsidiaries and to provide certain non-audit services including advice on accounting, tax, and reporting matters. Pursuant to the recommendation of the Risk Management

6

(Audit) Committee, the Board of Directors has retained Crowe, Chizek and Company LLP as its independent auditors for 2001. A representative of Crowe, Chizek and Company LLP will be at the Annual Meeting of Shareholders and such representative will have an opportunity to make a statement if he desires to do so, and will be available to respond to appropriate questions.

Risk Management (Audit) Committee Report

The Company's Risk Management (Audit) Committee has reviewed and discussed with management the audited financial statements of the Company for the year-ended December 31, 2000. In addition, the Committee has discussed with Crowe, Chizek and Company LLP (Crowe Chizek), the independent auditing firm for the Company, the matters required by Statements on Auditing Standards No. 61, *Communications with Audit Committees.*

The Committee also has received the written disclosures from Crowe Chizek required by Independence Standards Board Standard No. 1, and have discussed with Crowe Chizek its independence from the Company.

Based on the foregoing discussions and reviews, the Committee has recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000, for filing with the Securities and Exchange Commission.

Respectfully submitted,
The Risk Management (Audit) Committee

John L. Bacon, Chairman
Mary Lee G. Close
Richard B. Fuller
Dean S. Lucal

In accordance with rules issued in 2000 related to auditor independence, the table below shows fees for services rendered by Crowe Chizek to the Company and its affiliates during fiscal year 2000.

Audit Fees (including review of Forms 10-Q)	$ 89,350
All Other Fees	$ 49,250

The Committee has been provided with information regarding the services provided by Crowe Chizek and has considered the compatibility of such services with maintaining the auditors' independence.

7

Report of Compensation, Benefits and Liability Committee

Effective January 1, 2000, the Corporation's Compensation, Benefits and Liability Committee and the Executive Committee of The Citizens Banking Company recommended, and The Citizens Banking Company Board of Directors increased, the salary paid to Mr. Voight. The increase reflected the policies of the Committee, consideration of competitive data on compensation of other bank presidents of institutions of a similar size as provided by the Ohio Bankers Association and Crowe Chizek and Company LLP, CPA's compensation surveys and recognition of the Corporation's performance during 2000. In addition, within the compensation parameters approved by the Compensation, Benefits, and Liability Committee, the Executive Committee of The Citizens Banking Company approved compensation increases for all other executive officers of The Citizens Banking Company. Each Board of Directors of the Subsidiary companies approved the compensation increases for executive officers of its Subsidiaries.

This report was submitted by the Compensation, Benefits and Liability Committee members who are:

Lowell W. Leech (Chairman)	W. Patrick Murray (Castalia Representative)
Richard B. Fuller (Citizens Representative)	George L. Mylander (Citizens Representative)
H. Lowell Hoffman, M.D. (First Citizens Representative)	Dorothy L. Robey (Farmers Representative)
Dean S. Lucal (First Citizens Representative)	David H. Strack (Castalia Representative)
	Gerald B. Wurm (Farmers Representative)

Executive Compensation

Under rules established by the Securities and Exchange Commission (the "SEC"), the Corporation is required to provide certain data and information in regard to the compensation and benefits provided to the Corporation's Chairman of the Board, President and Chief Executive Officer and, if applicable, the four other most highly compensated Executive Officers, whose compensation exceeded $100,000 during the Corporation's fiscal year. The disclosure requirements, as applied to the Corporation, include the Corporation's and The Citizens Banking Company's President, Mr. David A. Voight, and Mr. Money's President, Mr. Arthur J. Pucci.

The following table sets forth information as to the cash compensation paid or accrued by the Corporation or the Subsidiaries during 2000 (no other executive officers' annual salary and bonus exceeded $100,000):

Summary - Annual Compensation

Name of Individual	Year	Salary	Bonus	Other(1)
Mr. Voight		$143,169	-0-	$2,034
	2000			
Mr. Pucci		$ 47,195	$75,000	$ 164
Mr. Voight	1999	$140,360	-0-	$2,100
Mr. Voight	1998	$126,950	$20,000	$1,875

_____

(1)   Represents contributions to the 401(k) plan.

Summary of Employment Contract

In April, 2000, Mr. Money Finance Co., a subsidiary of the Corporation, entered into an employment agreement with Mr. Arthur J. Pucci, pursuant to which Mr. Pucci serves as its President and Chief Executive Officer. Unless terminated by either party on December 31, 2003, the employment agreement will expire on December 31, 2005 and will then be renewed automatically for one year, unless either party gives the other party 180 days' prior notice of intention to terminate. The agreement provides for (i) an initial payment of $75,000.00; (ii) an annual base salary of $80,000.00; (iii) yearly incentive compensation primarily based on a percentage of pretax profits of Mr. Money Finance Co.; and (iv) certain benefits, including medical, retirement and vacation benefits.

Mr. Money Finance Co. can terminate Mr. Pucci's employment agreement for cause. Upon termination for cause, Mr. Money Finance Co. would pay Mr. Pucci only that proportion of his annual base salary for the period prior to termination, less any sums previously paid. Depending on when such termination for cause occurs, Mr. Pucci would be required to repay some or all of the initial payment. Finally, Mr. Money Finance Co. would have no obligation to pay any incentive compensation due after the date of a termination for cause for the year during which the termination occurred.

The agreement further provides that during the term of the employment and for a period of two years after its termination, Mr. Pucci cannot accept employment with a competitor of Mr. Money Finance Co. or compete with its business within the corporate limits, or at any location within fifty (50) miles of the corporate limits, of Sandusky, Ohio. In addition, Mr. Pucci shall not solicit, encourage, entice or induce any employee or any customer of Mr. Money Finance Co. to terminate an employment relationship or cease doing business with Mr. Money Finance Co.

First Citizens Banc Corp Stock Option and Stock Appreciation Rights Plan

On April 18, 2000, the shareholders of the Corporation approved the First Citizens Banc Corp Stock Option and Stock Appreciation Rights Plan (the "Plan"), which provides for discretionary grants of incentive stock options (under Internal Revenue Code Section 422), nonqualified stock options, and stock appreciation rights to certain executive employees. The Plan is administered by the Compensation, Benefits and Liability Committee of the Corporation's Board of Directors, and provides that the exercise price of options granted thereunder shall not be less than the fair market value of the outstanding shares of the Corporation on the date the options are granted. No awards of options or stock appreciation rights have been made to employees.

Defined Benefit Pension Plan of the Corporation

The Corporation maintains a tax-qualified non-contributory defined benefit pension plan for its employees. The plan has been adopted by each subsidiary of the Corporation. All employees who work 1,000 or more hours per year, have attained age 20-1/2 and have completed at least six months of service are eligible to participate in the plan. The monthly pension benefit payable to an employee at normal retirement age (age 65) will be equal to 1.40 percent of the highest five-year average monthly compensation; plus 0.65 percent of average monthly compensation in excess of the Social Security covered compensation amount; multiplied by years of service to a maximum of 35 years of service with the Corporation or its subsidiaries. For this purpose, an employee's final average compensation is equal to the average of the monthly compensation paid to such employee during the period of five consecutive years of service out of the last ten years of service prior to retirement which results in the highest average compensation. The compensation taken into account includes all cash compensation paid. The monthly pension benefit calculated under this formula is not subject to any offset or reduction for the employee's Social Security benefit, but is subject to the annual benefit limitation established by the Internal Revenue Code.

Employees are eligible to retire and receive monthly benefits under the pension plan at age 65. In addition, employees may elect to begin receiving reduced benefits at an earlier age if they become permanently disabled or qualify for early retirement by attaining age 55 and completing at least 5 years of service. Pension benefits will generally be paid either as joint and survivor annuities or single life annuities, provided that participating employees who obtain

9

their spouse's consent may elect to receive their benefits in one of several other optional forms of benefit, including a lump sum distribution of the present value of the benefit.

The following table shows the total annual pension benefit that would be payable as a life annuity with five years of payments guaranteed to an employee of the Corporation or its Subsidiaries retiring in 2000 at age 65 under the terms of the pension plan, based on specific assumptions about the employee's total years of service and the level of the employee's average compensation during his or her final years of service.

Final Average Annual Compensation	Years of Service				
	15	20	25	30	35
$40,000	8,672	11,562	14,453	17,344	20,234
60,000	14,822	19,762	24,703	29,644	34,584
80,000	20,972	27,962	34,953	41,944	48,934
100,000	27,122	36,162	45,203	54,244	63,284
120,000	33,272	44,362	55,453	66,544	77,634
140,000	39,422	52,562	65,703	78,844	91,984
160,000	45,572	60,762	75,953	91,144	106,334
170,000	48,647	64,862	81,078	97,294	113,509

Defined Contribution Plan

The Corporation also maintains a tax-qualified defined contribution plan 401(k) for its employees. The plan has been adopted by each of the Subsidiaries of the Corporation. All employees who have completed six months of service are eligible to participate in the plan. Subject to limitations established by the Internal Revenue Code, employees may defer from 1 percent to 15 percent of salary in any one year. The Corporation may make a matching contribution for all participants who have elected to make salary deferral contributions. The amount of the matching contributions, if any, will be determined each plan year and announced to all participants. The amount of matching contribution for the years 2000, 1999, 1998 and 1997 was 25 percent of the salary deferred on the first 6 percent deferred. The Internal Revenue Code places a limit on the amount of salary deferred contributions and matching contributions on those employees classed as "highly compensated". Contributions and matching contributions for highly compensated employees will be limited to an amount that enables the plan to meet certain non-discrimination testing.

Supplemental Retirement Benefit Agreement

The Citizens Banking Company has a supplemental retirement benefit agreement (deferred compensation) with Mr. Donald E. Gosser, Senior Vice President and Treasurer. The deferred benefit agreement will provide a benefit that, when combined with the benefit provided by The Citizens Banking Company's deferred benefit pension, will be equal to the amount that would have been provided by the pension benefit calculation under a previous plan. The pension benefit calculation of the defined benefit plan was amended December 1, 1989, in compliance with the Tax Reform Act of 1986. At December 31, 1997, The Citizens Banking Company had recorded a liability of $140,497 relating to such agreement. Mr. Gosser retired January 31, 1998, and entered into an agreement with The Citizens Banking Company to draw the supplemental retirement benefit in four annual installments beginning February 1, 1998.

Compensation and Benefits Committee
Interlocks and Insider Participation

Mr. David A. Voight, the Corporation’s President, served on the Executive Committee of The Citizens Banking Company, which recommends the salary of the President to the Board of Directors of Citizens. Mr. Voight, in serving on the Executive Committee and the Board of Directors, did not participate in discussions nor decision-making relative to his own compensation.

Performance Report

The following is a graph comparing the Corporation’s cumulative total shareholder returns with the performance of the SNL Bank Index (US Companies), the NASDAQ Bank Stocks Index, and the S&P 500 index:



Total Return Performance
260
240
220
200
180
160
140
120
100
29-Dec-95
31-Dec-96
31-Dec-97
31-Dec-98
31-Dec-99
29-Dec-00
Nasdaq Bank Index
S&P 500 Index
First Citizens Banc Corp.

Date	S&P 500 Index	Nasdaq Bank Index	FCZA
29-Dec-95	100.00	100.00	100.00
31-Dec-96	120.26	126.16	150.43
31-Dec-97	157.56	206.38	209.39
31-Dec-98	199.57	182.09	139.89
31-Dec-99	238.54	167.55	169.95
29-Dec-00	214.36	192.14	128.88

Principal Shareholders

To the Corporation's knowledge, except as noted below, no person or entity owns beneficially, directly or indirectly, five percent (5%) or more of the Corporation's common stock as of December 31, 2000:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
George L. Mylander 155 Sunset Drive Sandusky, Ohio	363,083 shares	8.89%
Blythe A. Friedley 423 W. Main Street New Washington, Ohio	250,801 shares	6.14%

Shareholder Proposals for Next Annual Meeting

Any proposal that a shareholder wishes to have included in the proxy materials relating to the annual meeting to be held in 2002 must be received by the Secretary of the Corporation no later than November 15, 2001. If a shareholder proposal is received after January 29, 2002, the Corporation may vote in its discretion on that proposal all of the common shares for which it has received proxies for the 2002 annual meeting.

Other Matters

The Board of Directors knows of no other business to be presented at the meeting. If, however, any other business should properly come before the meeting, or any adjournment thereof, it is intended that the proxy will be voted with respect thereto according to the best judgment of the persons named in the proxy.

Annual Report

The Corporation's Annual Report is not intended to be a part of this Proxy Statement. The Corporation's Annual Report, a consolidation of the report of operations of the Corporation and Annual Report on Form 10-K (as required under the terms of the Securities Exchange Act of 1934), for the calendar year 2000 will be presented at the annual meeting, and a copy has been mailed to shareholders with this Proxy Statement. Additional copies of such Corporation's Annual Report are available to shareholders without charge upon request to James O. Miller, Executive Vice President, First Citizens Banc Corp, 100 East Water Street, Sandusky, Ohio 44870.

By Order of the Board of Directors

Donna J. Dalferro, Secretary
First Citizens Banc Corp

First Citizens Banc Corp
Risk Management (Audit) Charter

RISK MANAGEMENT (AUDIT) COMMITTEE

I. PURPOSE

The primary function of the Risk Management (Audit) Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Corporation's auditing, accounting and financial reporting processes generally. Consistent with this function, the Risk Management (Audit) Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. The Risk Management (Audit) Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.

- Review and appraise the audit efforts of the Corporation's independent accountants and the Risk Management (Audit) Department.

- Provide an open avenue of communication among the independent accountants, financial and senior management, the Risk Management (Audit) Department, and the Board of Directors.

The Risk Management (Audit) Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV below.

II. COMPOSITION

The Risk Management (Audit) Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Risk Management (Audit) Committee. All members of the Risk Management (Audit) Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Risk Management (Audit) Committee shall have accounting or related financial management expertise. Risk Management (Audit) Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Risk Management (Audit) Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Risk Management (Audit) Committee may designate a Chair by majority vote of the full Risk Management (Audit) Committee membership.

III. MEETINGS

The Risk Management (Audit) Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Risk Management (Audit) Committee should meet at least annually with management, the Risk Manager of the Risk Management (Audit) Department and the independent accountants in separate executive sessions to discuss any matters that the Risk Management (Audit) Committee or any of these groups believes should be discussed privately. In addition, the Risk Management (Audit) Committee (or at least its Chair) should meet with the independent accountants and management quarterly to review the Corporation's financial statements consistent with Section IV.4 below.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Risk Management (Audit) Committee shall:

Documents/Reports Review

1.   Review and update this Charter periodically (but at least annually) as conditions dictate.

2.   Review the Corporation's annual financial statements and any reports or other financial information submitted to any governmental body or the public, including any certification, report, opinion, or review rendered by the independent accountants.

3.   Review the regular internal reports to management prepared by the Risk Management (Audit) Department and management's responses.

4.   Review with management and the independent accountants each Form 10-Q prior to its filing or prior to the release of earnings. The Chair of the Risk Management (Audit) Committee may represent the entire Risk Management (Audit) Committee for purposes of this review.

Independent Accountants

5.   Recommend to the Board of Directors the selection of the independent accountants, considering independence and effectiveness and approve the fees and other compensation to be paid to the independent accountants. On an annual basis, the Risk Management (Audit) Committee should review and discuss with the accountants all significant relationships the accountants have with the Corporation to determine the accountants' independence.

6.   Review the performance of the independent accountants and approve any proposed discharge of the independent accountants when circumstances warrant.

Financial Reporting Processes

7.   In consultation with the independent accountants and the Risk Management (Audit) Department, review the integrity of the Corporation's financial reporting processes, both internal and external.

8.   Consider the independent accountants' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

9.   Consider and approve, if appropriate, major changes to the Corporation's auditing and accounting principles and practices as suggested by the independent accountants, management, or the Risk Management (Audit) Department.

Process Improvement

10.   Establish regular and separate systems of reporting to the Risk Management (Audit) Committee by each of management, the independent accountants and the Risk Management (Audit) Department regarding any significant judgments made in management's preparation of the financial statements and the view of each as to the appropriateness of such judgments.

11.   Following completion of the annual audit, review separately with each of management, the independent accountants and the Risk Management (Audit) Department any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

12.   Review any significant disagreement between or among management and the independent accountants or the Risk Management (Audit) Department in connection with the preparation of the financial statements.

13.   Review with the independent accountants, the Risk Management (Audit) Department and management the extent to which changes or improvements in financial or accounting practices, as approved by the Risk Management (Audit) Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Risk Management (Audit) Committee.

RISK MANAGEMENT (AUDIT) DEPARTMENT

I. PURPOSE

The primary responsibilities of our Risk Management (Audit) Department are to develop an internal audit and compliance audit program and adequately identify, measure, monitor, and implement controls that apply to the risks facing the corporation including, but not limited to, credit, market, liquidity, operational, legal, and reputation risk. The department will periodically examine the records of every corporate function to insure that:

- generally accepted accounting practices are being followed;

- internal controls and safeguards are adequate, effective, and efficient;

- regulatory and legal requirements are being complied with;

- Corporate policies and procedures are being followed; and
- management and the Risk Management (Audit) Committee are provided with an independent evaluation of ongoing operations.

The Risk Management (Audit) Department in conjunction with external firm(s) will evaluate the six categories of risk identified by the examiners that are listed below in detail.

Credit Risk - which arises from the potential that a borrower or counter-party will fail to perform on an obligation.

Market Risk - is the risk to a financial institution's condition resulting from adverse movements in market rates or prices, such as interest rates, foreign exchange rates, or equity prices.

Liquidity Risk - is the potential that an institution will be unable to meet its obligations as they come due because of an inability to liquidate assets or obtain adequate funding (referred to as "funding liquidity risk") or that it cannot easily unwind or offset specific exposures without significantly lowering market prices because of inadequate market depth or market disruptions ("market liquidity risk").

Operational Risk - which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud, or unforeseen catastrophes will result in unexpected losses.

Legal Risk - which arises from the potential that unenforceable contracts, lawsuits, or adverse judgements can disrupt or otherwise negatively affect the operations or condition of a financial institution.

Reputation Risk - is the potential that negative publicity regarding the institutions' business practices, whether true or not, will cause a decline in the customer base, costly litigation, or revenue reductions.

II. AUTHORITY

The Risk Management (Audit) Department's authority is derived directly from the Board of Directors. The Board has also appointed the independent accountants to assist the Risk Management (Audit) Department in a manner consistent with maintaining their independence. They are used as consultants and provide guidance. The Risk Management (Audit) Department reports functionally to the Board's Risk Management (Audit) Committee and administratively to the Executive Vice President of the Corporation.

III. OVERALL RESPONSIBILITIES

The Risk Management (Audit) Department is intended to be independent from the normal operations of the Corporation.

A. The risk manager of the Risk Management (Audit) Department ("Risk Manager") is responsible for developing an internal audit and compliance audit program for the Corporation. The program will be subject to periodic review by the Risk Management (Audit) Committee.

B. The Risk Management (Audit) Department is authorized to perform internal and compliance audits and examinations of all the books, records, properties, securities, and accounting procedures relating to the Corporation and fiduciary activities at any time deemed appropriate.

        C.   The Risk Management (Audit) Department will make recommendations to corporate management from time to time regarding:

1. Internal controls and safeguards;

2. Each Subsidiary's accounting system;

3. Regulatory and legal compliance;

4. Changes to any Subsidiary's policy and procedures manual.

        **   Management is required to respond in writing to audit findings and recommendations within two weeks of receiving a report, and to take appropriate corrective actions. Corporate management is responsible for designing, implementing, and maintaining corporate accounting systems, internal controls, and policy and procedures in accordance with the recommendations. The Risk Manager advises corporate management as to whether the corrective actions are adequate, efficient, and effective, and whether or not the staff is following them.

        D.   The Risk Manager will distribute reports to the Risk Management (Audit) Committee and will meet with the Risk Management (Audit) Committee four times a year, (March, May, August, & November). **The March meeting of each year will be primarily to meet with the external independent auditors to review the previous calendar's year-end and to approve consolidated financial statements for inclusion in the Form 10-K.** The remainder of the meetings will be to verbally review the reports and Management's response to them and to review with management and the independent accountants each quarterly report on Form 10-Q prior to its filing.

        E.   The Risk Management (Audit) Department has authority to have access to all organizational personnel records, reports, and minutes when necessary to a particular audit function.

        F.   The Risk Management (Audit) Department specifically does not have the authority to initiate or approve accounting transactions of any nature, nor does the Risk Management (Audit) Department administer or supervise any corporate operational functions. Activities of these types are fundamentally inconsistent with the nature of the department's function.

        G.   The Risk Management (Audit) Department is subject to measurement of the departments' effectiveness and efficiency by the Risk Management (Audit) Committee.

        H.   The Risk Manager will investigate internal fraud, known or suspected, to determine cause and recommend appropriate action.

        I.   The Risk Management (Audit) Department is available for advice and opinions concerning internal control procedures. In this regard, the Risk Management (Audit) Department cannot participate in the decision-making process or in the implementing of the decision. The Risk Management (Audit) Department is to act as an advisor only; any other responsibilities would compromise the independence of future audits. Specifically, the Risk Management (Audit) Department cannot control nor have any authority over the personnel or departments being audited.

        J.   The Risk Manager must monitor the internal audit and compliance audit program to ensure education and training are kept current.

IV. REPLIES TO AUDIT REPORTS

The Risk Management (Audit) Committee requires a written response to all findings within two weeks of receiving an audit report. The reply will address corrective action taken or to be taken with regard to all recommendations, or if not in agreement with a recommendation, the justification for the difference of opinion.

V. ANNUAL RESPONSIBILITIES

On an annual basis the Risk Manager will evaluate each area and perform a risk analysis. Using the information obtained in the analysis, the audit schedule will be prepared and presented to the Risk Management (Audit) Committee.

FIRST CITIZENS BANC CORP
Sandusky, Ohio

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
Please complete, date, sign and mail the
detached proxy card in the enclosed postage-prepaid envelope.

You can vote in one of three ways: 1) By Mail, 2) By Phone, 3) By Internet
See the reverse side of this sheet for instructions.

IF YOU ARE **NOT** VOTING BY TELEPHONE OR BY INTERNET,
COMPLETE BOTH SIDES OF PROXY CARD,
DETACH AND RETURN IN THE ENCLOSED ENVELOPE TO:

Illinois Stock Transfer Co.
209 West Jackson Boulevard, Suite 903
Chicago, Illinois 60606

DETACH PROXY CARD HERE

– –

Should the undersigned be present and elect to vote at the Annual Meeting or at any adjournment thereof and after notification to the Secretary of the Company at the Annual Meeting of the stockholder's decision to terminate this proxy, then the power of said attorneys and proxies shall be deemed terminated and of no further force and effect. The undersigned hereby revokes any and all proxies heretofore given with respect to the shares of Common Stock held of record by the undersigned.

The undersigned acknowledges receipt from the Company prior to the execution of this proxy of a Notice of Annual Meeting, the Company's Proxy Statement for the Annual Meeting and an Annual Report for the 2000 fiscal year.

Signature_____

Signature_____

Date_____, 2001

Please sign exactly as your name appears above. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If shares are held jointly, each holder should sign.

——————————————TO VOTE BY MAIL——————————————

To vote by mail, complete both sides, sign and date the proxy card below. Detach the card below and return it in the envelope provided.

——————————————TO VOTE BY TELEPHONE——————————————

Your telephone vote is quick, confidential and immediate. Just follow these easy steps:
1. Read the accompanying Proxy Statement.
2. Using a Touch-Tone telephone, call Toll Free 1-800-555-8140 and follow the instructions.
3. When asked for your Voter Control Number, enter the number printed just above your name on the front of the proxy card below.

Please note that all votes cast by telephone must be submitted prior to midnight Central Time, April 12, 2001. Your Telephone vote authorizes the named proxies to vote your shares to the same extent as if you marked, signed, dated and returned the proxy card.

If You Vote By TELEPHONE Please Do Not Return Your Proxy Card By Mail.

——————————————TO VOTE BY INTERNET——————————————

Your internet vote is quick, confidential and your vote is immediately submitted. Just follow these easy steps:
1. Read the accompanying Proxy Statement.
2. Visit our Internet voting Site at **http://www.eproxyvote.com/ist-fcicm/** and follow the instruction on the screen.
3. When prompted for your Voter Control Number, enter the number printed just above your name on the front of the proxy card.

Please note that all votes cast by Internet must be submitted prior to midnight Central Time, April 12, 2001. Your Internet vote authorizes the named proxies to vote your shares to the same extent as if you marked, signed, dated and returned the proxy card.
This is a "secured" web page site. Your software and/or internet provider must be "enabled" to access this site. Please call your software or internet provider for further information.

If You Vote by INTERNET, Please Do Not Return Your Proxy Card By Mail.

FIRST CITIZENS BANC CORP OF SANDUSKY, OHIO PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND UNLESS OTHERWISE MARKED WILL BE VOTED FOR ALL PROPOSALS. KNOW ALL MEN BY THESE PRESENTS, that the undersigned shareholder(s) of First Citizens Banc Corp (hereinafter called "Corporation"), of Sandusky Ohio, hereby constitute(s) Richard O. Wagner, Paul H. Pheiffer and Leland J. Wetty, or each of them, proxies and attorneys of the undersigned, with full power of substitution and revocation, for and in the name of the undersigned, to attend the Fourteenth Annual Meeting of said Corporation to be held April 17, 2001, at 2:00 P.M. E.D.T. and any adjournments thereof, and thereat to vote, including the right to vote cumulatively at their discretion, as specified below:

1. On the election of four (4) Directors (Class I) to serve for terms of three (3) years or until their successors are elected and qualified:

   ☐ **FOR** all nominees listed below (Except, to withhold authority to vote for any individual nominee, write that nominee's name on the space marked "Exceptions" provided below.)(*)

   ☐ **WITHHOLD AUTHORITY** to vote for all nominees listed below,

   CLASS I **01** John L. Bacon **02** H. Lowell Hoffman **03** Lowell W. Leech **04** David A. Voight

   * Exceptions: ____

2. To consider and act upon any other matter which may properly be brought before the meeting or any adjournment thereof.

   The Board of Directors recommends that shareholders vote **"FOR"** the nominees listed above. The Board of Directors recommends that the shareholders vote **"FOR"** the Proposals hereinabove described. **IF NO SPECIFIED VOTE IS GIVEN, THIS PROXY WILL BE VOTED IN FAVOR OF SAID PROPOSALS.** If any other business is presented at said meeting, the proxy shall be voted in accordance with the recommendations of management. All shares represented by properly executed proxies will be voted as directed. This proxy is solicited on behalf of the Board of Directors and may be revoked prior to its exercise by either written notice or notice in person at the meeting, or by a subsequently dated proxy.

(to be signed on the other side)